Exhibit 99.5

Fortuna reports consolidated financial results for the first quarter 2020

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, May 14, 2020: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported a net loss of $4.5 million, an adjusted net loss of $2.2 million, and adjusted EBITDA of $15.9 million for the first quarter of 2020.

Jorge A. Ganoza, President and CEO, commented, “Our results in the quarter were marked by lower production at the San Jose Mine, negative metal price adjustments at the end of March, and an unusually high income tax provision related to the devaluation of the Mexican peso. These factors compounded to reflect an adjusted net loss of $2.2 million. However, free cash flow from ongoing operations remained strong at $14.2 million.” Mr. Ganoza continued, “In the month of May, we look forward to a gradual resumption of operations at San Jose and the re-commencement of construction at Lindero.” Mr. Ganoza added, “We have developed plans for, and are prepared to operate in the new COVID-19 business environment. Measures include aggressive opex and capex reductions of $23 million for 2020.” Mr. Ganoza concluded, “The recently announced financing will provide the Company with the necessary financial flexibility to bring our Lindero gold mine into production at a time of unprecedented uncertainty.”

First quarter of 2020 highlights

•	Sales of $47.5 million, compared to $59.0 million in Q1 2019
•	Net loss of $4.5 million, compared to net income of $2.2 million in Q1 2019
•	Adjusted net loss[1] of $2.2 million, compared to adjusted net income of $8.4 million in Q1 2019
•	Adjusted EBITDA[1] of $15.9 million, compared to $23.8 million in Q1 2019
•	Free cash flow from ongoing operations[1] of $14.2 million, compared to $2.2 million in Q1 2019
•	Silver and gold production of 1,819,312 ounces and 10,101 ounces, respectively
•	AISC/oz Ag Eq1 for the San Jose Mine and the Caylloma Mine was $10.7[2] and $16.7[3], respectively

Notes:

1.	Refer to non-GAAP financial measures and Forward-Looking Statements at the end of this news release
2.	Silver equivalent production for Q1 2020 is calculated using a silver to gold ratio of 97.6:1. Silver equivalent is calculated at realized metal prices of $1,571/oz Au and, $16.09/oz Ag for Q1 2020.
3.	Silver equivalent production for Q1 2020 is calculated using a silver to lead ratio of 1:20.7 pounds, and silver to zinc ratio of 1:17.9 pounds. Silver equivalent is calculated using realized metal prices of $17.59/oz Ag, $0.85/lb Pb, and $0.98/lb Zn for Q1 2020.

COVID-19 update and response plan

In response to the COVID-19 pandemic, the Company has developed plans to adjust its operations to the new sanitary protocols that allow business continuity under local regulations. Descriptions of the plans for each of the Company’s mines are provided in the March 31, 2020 MD&A. As part of these response plans, the Company has implemented opex and capex reductions for 2020 at Corporate and its operating mines for a total of approximately $23 million. These reductions include $2.5 million in corporate executive compensation, $12.2 million of capex, and $7.3 million of opex and expenses. The Company will continue to monitor the evolving business environment to assess the effectiveness of its COVID-19 plans and budget reductions.

First Quarter 2020 Consolidated Results

Consolidated Metrics	Q1 2020	Q1 2019
(Expressed in $ millions except per share information)
Sales	$47.5	$59.0
Mine operating income	7.5	21.5
Operating income	1.8	10.9
Net income (loss)	(4.5)	2.2
Earnings (loss) per share - basic	(0.03)	0.01

Adjusted net income (loss)[1]	(2.2)	8.4
Adjusted EBITDA[1]	15.9	23.8
Net cash provided by operating activities	13.2	3.9
Free cash flow from ongoing operations[1]	14.2	2.2
Capex
Sustaining	3.5	4.7
Non-sustaining	0.1	0.8
Lindero	21.4	30.9
Brownfields	1.6	1.2

	Mar 31, 2020	Dec 31, 2019
Cash and cash equivalents	$88.5	$83.4

Notes:

1.	Refer to Non-GAAP financial measures.

Sales for the three months ended March 31, 2020 were $47.5 million, a $11.5 million decrease from the $59.0 million reported in the first quarter of 2019. The decrease was due primarily to lower silver and gold sales volume at the San Jose Mine, lower lead and zinc prices compared to the same period in 2019, and negative metal price adjustments at the end of March 2020.

Operating income for the three months ended March 31, 2020 was $1.8 million, a $9.1 million decrease from the $10.9 million reported in the first quarter of 2019. The decrease in operating income was due mainly to lower sales and was partially offset by a $2.4 million decrease in foreign exchange losses and a $2.7 million decrease in share-based payments. The lower share-based payments were due primarily to a decline in the Company’s share price on its cash-settled restricted share units.

Foreign exchange loss in the quarter was $1.3 million, which includes a $3.2 million loss related to the Lindero Project in Argentina and partially offset by a $2.0 million foreign exchange gain on the devaluation of the Mexican Peso. The Company also recognized $1.1 million of Argentine pesos denominated investment gains from cross border trades. Excluding the foreign exchange loss in Argentina and the investment gains, on an adjusted basis, income before income taxes was $4.9 million compared to $14.8 million in the first quarter of 2019.

Net loss for the quarter was $4.5 million compared to $2.2 million in net income reported in the first quarter of 2019, and adjusted net loss was $2.2 million compared to $8.4 million adjusted net income in the first quarter of 2019. The adjusted net loss was driven by a $2.5 million impact on our income tax provision related to the devaluation of the Mexican peso and a $1.25 million dividend withholding tax.

Adjusted EBITDA for the three months ended March 31, 2020 was $15.9 million compared to $23.8 million for the same period of 2019, as a result of the same factors that impacted operating income.

Free cash flow from ongoing operations for the three months ended March 31, 2020 was $14.2 million compared to $2.2 million reported in same period in 2019. The increase was due primarily due to positive changes in working capital of $9.5 million compared to negative changes of $8.4 million in the first quarter of 2019.

Capital resources and liquidity

As at March 31, 2020, the Company had $88.5 million of cash and cash equivalents compared to $83.4 million as at December 31, 2019. As at the end of Q1 the Company´s $150 million bank credit facility had been fully drawn.

On May 11, 2020, the Company announced that it had entered into an agreement with a syndicate of Underwriters, who have agreed to purchase on a “bought deal” basis an aggregate of 20,000,000 common shares of the Company at a price of $3.00 per share, for aggregate gross proceeds of $60 million (the “Offering”). The Company has also granted the Underwriters an over-allotment option to purchase up to an additional 3,000,000 common shares, representing 15% of the number of shares sold under this Offering.

Lindero gold Project, Argentina

Construction at the Lindero open pit heap leach gold mine located in Salta Province, Argentina is approximately 94% complete as at March 31, 2020.

The following table summarizes Lindero Project spending on construction and preproduction related costs for the three months ended March 31, 2020:

Lindero Construction capital expenditures and total spending

		Three months
	Cumulative to	ended
(Expressed in $ millions)	December 31, 2019	March 31, 2020	Total
Construction capital expenditures	$268.2	$21.4	$289.6
Contractor advances and deposits on equipment, net of transfers	10.5	(3.5)	7.0
Total Construction Spending	278.7	17.9	296.6
Preproduction costs	8.0	9.1	17.1
Sustaining spare parts, supplies and materials inventory	6.2	2.2	8.4
Other costs [1]	4.5	0.8	5.3
Total Lindero Project Costs	$297.4	$30.0	$327.4

Note:

1.	Consists of Argentina financial transaction taxes, equipment deposits and other costs
2.	Includes $17.9 million of construction trade payables that were unpaid as of the end of the first quarter 2020

The Company reiterates a construction capex forecast of between $314 to $320 million.

As of March 31, 2020, the Company estimates the remaining funds required to complete the Project, inclusive of pre-production expenditures, working capital and value added tax payments to be in the range of $75 to $80 million up to the commencement of commercial production in the first quarter of 2021.

Refer to the following links  to  access  Lindero’s  construction video updates and construction photo gallery:

https://fortunasilver.com/mines-and-projects/development/lindero-project-argentina/construction-videos/

https://fortunasilver.com/mines-and-projects/development/lindero-project-argentina/construction-gallery/lindero-deposit/

First Quarter 2020 Consolidated Results

San Jose Mine, Mexico

	Three months ended March 31,
	2020	2019
Mine Production
Tonnes milled	246,826	256,642
Average tonnes milled per day	2,837	2,984

Silver
Grade (g/t)	216	267
Recovery (%)	92	91
Production (oz)	1,570,201	1,999,495
Metal sold (oz)	1,593,554	1,856,288
Realized price ($/oz)	16.09	15.63

Gold
Grade (g/t)	1.33	1.71
Recovery (%)	91	90
Production (oz)	9,630	12,741
Metal sold (oz)	9,777	11,712
Realized price ($/oz)	1,571	1,316

Unit Costs
Production cash cost ($/t)	71.1	68.7
Production cash cost ($/oz Ag Eq)[1,2]	7.5	6.4
Unit net smelter return ($/t)	154.3	174.3
AISC ($/oz Ag Eq)[1,2]	10.7	8.7

Notes:

1 Production cash cost silver equivalent and all-in sustaining cash cost silver equivalent (AISC) are calculated using realized metal prices for each period respectively. Silver equivalent production for Q1 2020 is calculated using a silver to gold ratio of 97.6:1 (Q1 2019:  84.2:1)

2.  Production cash cost, production cash cost silver equivalent, and all-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures.  Refer to Non-GAAP Financial Measures in the associated MD&A for a description and calculation of these measures

Quarterly Results

The San Jose Mine produced 1,570,201 ounces of silver and 9,630 ounces of gold in the first quarter of 2020, which were 21% and 24% lower than the comparable quarter in 2019. Lower silver and gold production were attributed to lower head grades and a decrease in tonnes of ore processed. The lower head grades were due to a planned modification to the mining sequence to allow preparation work to be conducted for pillar recovery. This restricted access to high-grade materials and resulted in mining more variable peripheral stopes. The decrease in ore processed was due to a stoppage in mining and processing operations caused by illegal road blockades in the vicinity of the mine, including access to the mine. The decrease in metal production is expected to be recovered throughout the remainder of the year, once government-imposed restrictions on the Mexican mining industry are lifted and production at the mine recommences.

Cash cost per tonne of processed ore increased 4% to $71.12 per tonne compared to $68.66 per tonne for the comparable quarter in 2019. The increased cash cost was due to higher transportation costs and partially offset by lower community support costs.

On March 31, 2020, the Government of Mexico announced extraordinary measures in response to the spread of COVID-19, which includes the suspension of all non-essential activities, including mining, until April 30, 2020. As a result, the Company initiated the orderly temporary suspension of mining and processing activities at the San Jose Mine. A reduced task force remains on site to safeguard critical infrastructure and maintain environmental monitoring through the suspension period. On April 21, 2020, the Mexican Government further extended the suspension of all non-essential activities, including mining from April 30, 2020 to May 30, 2020; however, the Mexican authorities have announced that these restrictions may be lifted on May 18, 2020 in municipalities where COVID-19 numbers are low or there are no reported cases of infection.

Caylloma Mine, Peru

	Three months ended March 31,
	2020	2019
Mine Production
Tonnes milled	132,741	130,150
Average tonnes milled per day	1,491	1,496

Silver
Grade (g/t)	70	66
Recovery (%)	84	84
Production (oz)	249,111	233,836
Metal sold (oz)	212,478	237,868
Realized price ($/oz)	17.59	15.56

Lead
Grade (%)	2.96	2.74
Recovery (%)	89	91
Production (000's lbs)	7,723	7,172
Metal sold (000's lbs)	6,616	7,231
Realized price ($/lb)	0.85	0.92

Zinc
Grade (%)	4.58	4.37
Recovery (%)	88	90
Production (000's lbs)	11,821	11,295
Metal sold (000's lbs)	10,512	11,269
Realized price ($/lb)	0.98	1.23

Unit Costs
Production cash cost ($/t)	80.8	79.5
Production cash cost ($/oz Ag Eq)[1,2]	13.7	9.3
Unit net smelter return ($/t)	115.0	148.5
AISC ($/oz Ag Eq)[1,2]	16.7	12.9

Notes:

1 Production cash cost silver equivalent and all-in sustaining cash cost silver equivalent (AISC) are calculated using realized metal prices for each period respectively.  Silver equivalent production for Q1 2020 is calculated using a silver to lead ratio of 1:20.7 pounds (Q1 2019:  1:16.9), and silver to zinc ratio of 1:17.9 pounds (Q1 2019:  1:12.7

2.  Production cash cost, production cash cost silver equivalent, and all-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures.  Refer to Non-GAAP Financial Measures in the associated MD&A for a description and calculation of these measures

Quarterly Results

The Caylloma Mine produced 7.7 million pounds of lead and 11.8 million pounds of zinc for the first quarter of 2020, which were 8% and 5% higher than the comparable quarter in 2019. The higher production was due primarily to an 8% and 5% higher lead and zinc head grade and a 2% increase in processed ore. Silver production totaled 249,111 ounces or 7% higher than the comparable quarter in 2019 which was attributed to a 6% increase in head grade and, to a lesser extent, a 2% increase in processed ore.

Cash cost per tonne of processed ore was $80.83, which was 2% higher than the $79.45 cash cost per tonne for the comparable quarter in 2018. The higher cash cost was due primarily to higher mining costs related to breakup and support.

On March 15, 2020, the Government of Peru introduced a series of measures to contain the rapid spread of COVID-19. The Company, in compliance with the regulatory framework issued by the Ministerio de Energía y Minas (“MEM”) and the Ministerio del Interior (“MI”), proceeded to demobilize non-critical personnel and continued to operate, using essential personnel at Caylloma, by drawing ore from its coarse ore stockpiles . In the first quarter of 2020, 86 percent of the treated ore was sourced from the Animas vein grading 70 g/t Ag, 2.95% Pb and 4.57% Zn and 14 percent was sourced from coarse ore stockpiles grading 71 g/t Ag, 2.91% Pb and 4.65% Zn. On May 2, 2020, mining resumed with a reduced workforce in accordance with the regulatory framework issued by MEM.

Non-GAAP Financial Measures

The following tables represent the calculation of certain Non-GAAP Financial Measures as referenced in this news release.

Reconciliation to Adjusted Net Income (loss) for the three months ended March 31, 2020 and 2019

(Expressed in $ millions, except per share information)	Q1 2020	Adjust.	Q1 2020 Adjusted	Q1 2019	Adjust.	Q1 2019 Adjusted
Sales	$47.5	$-	$47.5	$59.0	$-	$59.0
Cost of sales	40.1	0.2	40.3	37.5	(0.0)	37.5
Mine operating income	7.5	(0.2)	7.3	21.5	0.0	21.5
General and administration	3.6	0.0	3.6	6.5	0.1	6.6
Exploration and evaluation	0.4	-	0.4	0.2	-	0.2
Share of loss from associates	0.0	(0.0)	-	0.1	(0.1)	-
Foreign exchange loss	1.3	(3.2)	(1.9)	3.7	(2.9)	0.8
Other expenses, net	0.3	(0.3)	0.0	0.1	0.0	0.1
Operating Income	1.8	3.3	5.1	10.9	2.9	13.8
Investment income	1.1	(1.1)	-	-	-	-
Interest income and finance costs, net	(0.4)	0.1	(0.3)	0.1	0.1	0.2
Gain (loss) on derivatives	-	-	-	(1.6)	2.3	0.8
Income before income taxes	2.6	2.3	4.9	9.5	5.3	14.8
Income tax expense	7.1	(0.0)	7.1	7.3	(0.9)	6.4
Net income (loss) and adjusted net income (loss)	$(4.5)	$2.3	$(2.2)	$2.2	$6.2	$8.4
Earnings (loss) per share - basic	$(0.03)	$0.02	$(0.01)	$0.01	$0.04	$0.05

Note: Certain figures may not add due to rounding and certain comparative figures have been reclassified to conform to the current year presentation

Reconciliation to Adjusted EBITDA for the three months ended March 31, 2020 and 2019

(Expressed in $ millions)	Q1 2020	Q1 2019
Net income (loss) for the period	$(4.5)	$2.2
Adjustments:
Inventory adjustment	(0.1)	-
Foreign exchange loss, Lindero project	3.3	2.9
Net finance items	0.3	(0.2)
Depreciation, depletion, and amortization	11.6	9.1
Income taxes	7.1	7.3
Share of loss from associates	-	0.1
Investment income	(1.1)	-
Other non-cash items	(0.6)	2.4
Adjusted EBITDA	$15.9	$23.8

Reconciliation to Free cash flow from ongoing operations for the three months ended March 31, 2020 and 2019

(Expressed in $ millions)	Q1 2020	Q1 2019
Net cash provided by operating activities	$13.2	3.9
Less: Change in long-term receivables	(0.2)	-
Less: Additions to mineral properties, plant and equipment	(4.9)	(7.0)
Less: Contractor advances for plant and equipment	-	(0.2)
Add: Advances applied to plant and equipment	-	0.1
Less: Current income tax expense	(5.9)	(8.6)
Add: Income taxes paid	12.0	14.0
Free cash flow from ongoing operations[1]	$14.2	$2.2

Note:

1.  From ongoing operations including San Jose and Caylloma and excludes Greenfields exploration

The financial statements and MD&A are available on SEDAR and on the Company's website:

https://www.fortunasilver.com/investors/financials/2020/.

Conference call to review first quarter 2020 financial and operational results

A conference call to discuss the financial and operational results for the first quarter of 2020 will be held on Friday, May 15, 2020 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/34468 or over the phone by dialing in just prior to the starting time.

Date: Friday, May 15, 2020

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.844.369.8770

Dial in number (International): +1.862.298.0840

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 34468

Playback of the conference call will be available until May 29, 2020. Playback of the webcast will be available until May 15, 2021. In addition, a transcript of the call will be archived on the company’s website: https://www.fortunasilver.com/investors/financials/2020/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the construction of the mine at the Lindero Project and the related costs of construction, timing of commissioning, and timing of commencement of commercial production; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; 2020 production and cost guidance; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; fluctuation in foreign exchange rates; any extension of the currency controls in Argentina; technological and operational hazards in Fortuna's mining and mine development activities; delays in the construction at the Lindero Project, delays in the commissioning or commencement of commercial production at the Lindero Project; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost silver equivalent; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; free cashflow from ongoing operations; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.